S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 4-12

                         August 29, 2012

SAMEX ANNOUNCES POSTPONEMENT OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SAMEX announces that it has postponed the annual general meeting of shareholders scheduled for September 7, 2012 at the request of Sasan Sadeghpour and Sasco Partners, LP, together the largest shareholders of the Company.  SAMEX applied for a postponement of the annual general meeting to help facilitate the completion of an amicable settlement between all parties in regards to earlier disputes.

The BC Registrar of Companies allowed the extension of the meeting date and the Company will now hold its annual general meeting on October 1, 2012.   A new Notice of Meeting, Information Circular and form of Proxy for the October 1, 2012 meeting will be mailed out to shareholders to replace ones delivered earlier in relation to the originally planned September 7th meeting.

The re-scheduled annual general meeting of shareholders of SAMEX Mining Corp. will be held at the Ramada Plaza & Conference Centre, Valley Room, 36035 North Parallel Road, Abbotsford, British Columbia on Monday, October 1, 2012 at 2:30 P.M.

Further details on the annual general meeting to be held on October 1, 2012 will be contained in the new Notice of Meeting and Information Circular that will be mailed to shareholders of the Company and filed on SEDAR.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.